Exhibit 12

EDUCATION REALTY TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

						6 months
						ended
	Year ended December 31,					June 30,
	2007	2008	2009	2010	2011	2012
Earnings:
Income (loss) before taxes, noncontrolling interests and equity in earnings of equity investees	$(7,148)	$(5,645)	$1,481	$(7,710)	$(12,413)	$2,293

Interest expense, net of amortization of premium/discount	26,957	25,229	24,585	22,179	18,318	4,110

Amortization of deferred financing fees	1,036	992	1,047	1,276	1,246	348

Distributed income of equity investees	364	277	393	388	549	49
Total earnings	$21,209	$20,853	$27,506	$16,133	$7,700	$6,800
Fixed Charges (2):
Interest expense, net of amortization of premium/discount	$26,957	$25,229	$24,585	$22,179	$18,318	$4,110
Capitalized interest	58	453	554	13	911	701
Amortization of deferred fees	1,036	992	1,047	1,276	1,246	348
Total fixed charges	$28,051	$26,674	$26,186	$23,468	$20,475	$5,159
Consolidated ratio of earnings to fixed charges (1)	-	-	1.1	-	-	1.3

(1) For the years ended December 31, 2007, 2008, 2010 and 2011 fixed charges exceeded earnings by $6.8 million, $5.8 million, $7.3 million and $12.8 million, respectively.

(2) As of June 30, 2012 and December 31, 2011 and 2010, the Trust accrued $3.0 million according to the authoritative guidance related to the guarantee of a construction loan for the Johns Hopkins participating development. The Trust has not included the liability in the calculation of fixed charges because it is not considered probable that such obligation will be incurred by the Trust.